Exhibit 1

Canyon Capital Outlines Concerns of Importance to Ambac Stockholders

LOS ANGELES, March 9, 2016 - Canyon Capital Advisors LLC (“Canyon Capital”), a leading alternative asset manager serving institutional clients worldwide, and manager of accounts and funds that own approximately 5% of the outstanding shares of Ambac Financial Group, Inc. (Nasdaq:AMBC) ("Ambac" or the “Company”), today outlines its major concerns with Nader Tavakoli's management and the governance by Ambac's board of directors (the "Board"), which is up for election on May 12, 2016. Those concerns include:

•	The Board's decision to appoint Mr. Tavakoli as permanent President and CEO of Ambac despite what Canyon believes to be his lack of experience and demonstrably substandard performance;
•	Mr. Tavakoli's and the Board's efforts to deflect responsibility for the Company's performance under Mr. Tavakoli's tenure;
•	The Board's failure to incorporate the views of major stockholders with respect to Mr. Tavakoli's appointment;
•	The Board's decision to award Mr. Tavakoli an outsized and extravagant compensation package despite his substandard performance;
•	Mr. Tavakoli's and the Board’s unwillingness to disclose meaningful information with respect to the Board's decisions;
•	Mr. Tavakoli's and the Board's effort to distract stockholders by mischaracterizing Canyon's motives and the Company's rehabilitation proceedings; and
•	Mr. Tavakoli's and the Board's failure to develop and implement any coherent go-forward business strategy.

Although Canyon has made numerous attempts to raise its concerns with the Company’s Board, to date it has been met with a lack of receptiveness and transparency.

Mr. Tavakoli’s lack of relevant experience

Prior to the permanent appointment of Mr. Tavakoli, Canyon urged the Board to seriously consider candidates with executive and/or operational experience in one (or preferably more) of the following areas: i) insurance or financial institutions; ii) companies of comparable size and complexity to Ambac; and iii) companies emerging from liquidation or rehabilitation. Canyon believes that Mr. Tavakoli lacks relevant experience in all of these areas and is therefore entirely unqualified to serve as the permanent President and CEO of Ambac.

Mr. Tavakoli's substandard performance and the Company's effort to deflect responsibility

Under Mr. Tavakoli’s tenure as Ambac’s interim President and CEO, the Company's stock price plummeted over 40 percent. Canyon believes the additional 10% drop in the Company's stock price in the week after Mr. Tavakoli's permanent appointment reflects the market's disappointment and concern with respect to his selection.

Contrary to what Ambac has claimed, the steep decline in the Company’s stock price during Mr. Tavakoli’s tenure as interim President and CEO cannot be blamed on the Puerto Rican debt crisis. There are a variety of Puerto Rican debt instruments, which carry different degrees of risk. While Ambac has roughly $2.2 billion of exposure to various issuers of Puerto Rican bonds, much of the exposure is to the more creditworthy bonds, with no payments due for almost 30 years. In fact, Ambac’s peers—MBIA and Assured Guaranty—had greater exposure to Puerto Rican debt, and both companies outperformed Ambac in 2015.

The Board’s failure to incorporate the views of major stockholders with respect to Mr. Tavakoli's appointment

In December 2015, Canyon requested to meet with the Ambac Board to discuss a number of concerns, including the need to find a qualified candidate for the role of permanent CEO.

The Board declined Canyon’s request for a meeting with the entire Board, and instead hastily arranged a conference call on December 30, 2015, between Canyon and a few board members selected by the Company. A mere two business days later, on January 4, 2016, the Board announced Mr. Tavakoli’s permanent appointment as President and CEO. Shortly thereafter, it announced an already fully negotiated compensation package for Mr. Tavakoli – also dated January 4, 2016.

It appears clear that instead of addressing Canyon’s and other stockholders’ legitimate concerns, Ambac paid them lip service. Given the above, it is difficult to view the Company's purported willingness to listen to Canyon's views as anything other than a sham.

The Board's decision to award Mr. Tavakoli an outsized and extravagant compensation package despite his substandard performance

Canyon believes that the outsized compensation package awarded to Mr. Tavakoli is egregious and undeserved. Despite overseeing a massive deterioration in the Company's stock price, Mr. Tavakoli was able to parlay a board seat and 2014 annual compensation of $225,000 with a $250,011 stock grant into packages that could enable him to earn over $40 million through 2018, even if he only restores Ambac's stock price to the level it was when he became interim CEO, creating no net stockholder value. That is a mind-boggling sum for a company whose market capitalization was approximately $630 million when Mr. Tavakoli’s current compensation package was granted.

Starting in 2016, if Mr. Tavakoli meets target performance thresholds, his yearly compensation will be approximately 3.4 times the 2014 target pay of his predecessor, Diana Adams, who, unlike Mr. Tavakoli had greater responsibilities heading both Ambac and Ambac Assurance. This is despite the fact that stockholders fared far better under Ms. Adams’ leadership, with Ambac’s stock price remaining essentially unchanged in 2014 (a year in which Ms. Adams was set to earn target compensation of $1,550,020, excluding severance, if certain targets were reached), and increasing by approximately 23% in 2013 (a year in which Ms. Adams’ total compensation was $1,989,608).

Mr. Tavakoli’s potential 2016 compensation also inexplicably rivals the 2014 compensation received by the CEO of Assured Guaranty, Ambac’s substantially larger competitor. The compensation package recently awarded by the Ambac Board will pay Mr. Tavakoli annual compensation of $5,225,000 if certain targets are reached, with potential upside to $9,025,000. That is simply outrageous.

Mr. Tavakoli's and the Board’s unwillingness to disclose meaningful information with respect to the Board's decisions

In multiple letters to Ambac's Board, Canyon has previously requested and continues to request that, pursuant to Delaware Code Section 220, Ambac make available the information that is necessary and essential for all stockholders to understand the process by which the Company’s President and CEO was chosen and compensated, and allow investigation of potential waste, wrongdoing, mismanagement and breaches of fiduciary duty in connection with that process. Instead of responding to these requests in a transparent and cooperative manner, Ambac has embarked on a public campaign of misinformation evidently aimed at discrediting Canyon's legitimate concerns, and forestalling any effort by Canyon to seek to replace members of the Board of Ambac ahead of the Company’s Annual Stockholder Meeting.

Mr. Tavakoli's and the Board's efforts to distract stockholders by mischaracterizing Canyon's motives and the Company's rehabilitation proceedings

In an apparent attempt to distract stockholders from the issues that should concern them, the Company has sought to claim that Canyon is motivated only by its interests as an Ambac Assurance policyholder. According to Ambac, Canyon is simply disappointed because Mr. Tavakoli was not sufficiently compliant in negotiations about a possible exchange offer with an ad hoc group of policyholders last year in connection with Ambac Assurance's Segregated Account rehabilitation proceedings. In fact, Mr. Tavakoli never even made an exchange proposal to that group, despite the passage of months.

Over the course of the discussions with the Company, Canyon became concerned about Mr. Tavakoli’s lack of understanding of basic insurance capital concepts and the role of the RMBS trustees with respect to the deferred payment obligations at issue, as well as the wasteful expenditure of Company time and money without any progress. Canyon discontinued the discussions and expressed its concerns to Mr. Tavakoli and others on Ambac's Board.

Although the Company now seeks to drive a wedge between stockholders—of which Canyon is a very substantial one—and policyholders, those interests are not opposed. Based on the expected future losses on the underlying policies and the recoveries the Company expects to receive in litigation with third parties, the most recent insurance regulator's report concluded that the policyholder claims at issue ultimately will be paid 100% at par. But meanwhile the claims are accruing interest at 5.1%, which Canyon believes substantially exceeds the properly calculated return Ambac is able to generate on the investment assets being withheld to pay those claims, eroding stockholders' equity value. Canyon believes stockholder value continues to deteriorate as Ambac stagnates under Mr. Tavakoli's leadership.

Mr. Tavakoli's and the Board's failure to develop and implement any coherent go-forward business strategy

For stockholders to receive any meaningful value from Ambac Assurance, the outstanding policies must be dealt with and the pending rehabilitation proceedings concluded. Mr. Tavakoli himself has recognized this, stating on earnings calls that he and others at Ambac are "focused first and foremost on the successful rehabilitation of the Segregated Account and look forward to a day when our principal subsidiary can again operate free of many of its current financial and regulatory constraints."

But although Mr. Tavakoli has extolled the virtues of some kind of exchange with policyholders as a means of exiting rehabilitation, saying he was working toward making such an exchange "a 2015 event," it has gone absolutely nowhere. Meanwhile, Ambac has not written any new business since 2008, and has been slowly liquidating since then. Stockholders have received no return of capital, but rather than taking constructive steps to return it, Mr. Tavakoli on the Company's recent year-end earnings call said Ambac is "giving substantial thought to deploying our capital" in asset management businesses.

Canyon is concerned about Mr. Tavakoli's motivations in holding and further investing our capital rather than returning it, and about the lack of transparency with respect to these purported plans. That should concern every stockholder.

About Canyon Capital Advisors LLC

Canyon Capital Advisors LLC is a leading alternative asset manager serving institutional clients worldwide. We seek to achieve superior, risk-adjusted returns in excess of the debt and equity market indices with lower volatility. Canyon and its affiliates currently manage investment funds and separate accounts amounting to over $20 billion in assets with a staff of over 200, including more than 100 investment professionals. The firm was founded in 1990 and is headquartered in Los Angeles, with offices in London, New York, Shanghai and Tokyo. Canyon has been an SEC registered investment advisor since 1994.

Media Contact

Mike Geller / Nadia Damouni

Edelman

212-729-2163 / 917-344-4771

Mike.Geller@edelman.com / Nadia.damouni@edelman.com

CANYON CAPITAL ADVISORS LLC, THE CANYON VALUE REALIZATION MASTER FUND, L.P, MITCHELL R. JULIS AND JOSHUA S. FRIEDMAN (COLLECTIVELY, "CANYON" OR THE “PARTICIPANTS”) MAY FILE WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC") A DEFINITIVE PROXY STATEMENT AND ACCOMPANYING FORM OF PROXY CARD TO BE USED IN CONNECTION WITH THE PARTICIPANTS' POTENTIAL SOLICITATION OF PROXIES FROM THE STOCKHOLDERS OF AMBAC FINANCIAL GROUP, INC. (THE "COMPANY") FOR USE AT THE COMPANY'S 2016 ANNUAL MEETING OF STOCKHOLDERS (THE "PROXY SOLICITATION"). ALL STOCKHOLDERS OF THE COMPANY ARE ADVISED TO READ THE DEFINITIVE PROXY STATEMENT AND OTHER DOCUMENTS RELATED TO THE PROXY SOLICITATION, WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION, INCLUDING ADDITIONAL INFORMATION RELATED TO THE PARTICIPANTS. WHEN COMPLETED, THE DEFINITIVE PROXY STATEMENT AND AN ACCOMPANYING PROXY CARD WILL BE FURNISHED TO SOME OR ALL OF THE COMPANY'S STOCKHOLDERS AND WILL BE, ALONG WITH OTHER RELEVANT DOCUMENTS, AVAILABLE AT NO CHARGE ON THE SEC'S WEBSITE AT HTTP://WWW.SEC.GOV/.

INFORMATION ABOUT THE PARTICIPANTS AND A DESCRIPTION OF THEIR DIRECT OR INDIRECT INTERESTS BY SECURITY HOLDINGS WILL BE CONTAINED IN AN EXHIBIT TO THE SCHEDULE 14A TO BE FILED BY CANYON WITH THE SEC ON MARCH 9, 2016. THIS DOCUMENT CAN BE OBTAINED FREE OF CHARGE FROM THE SOURCE INDICATED ABOVE.